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Exhibit 99(a)9

August 5, 2005

Offer to Purchase Common Stock of Nature's Sunshine Products, Inc.

Notice to Holders of Vested Stock Options:

        As you may already know, Nature's Sunshine Products, Inc. ("Nature's Sunshine" or the "Company") has recently announced its offer to purchase up to 500,000 shares of the Company's common stock, no par value per share (such shares, together with all other outstanding shares of common stock of Nature's Sunshine, are herein referred to as the "shares"), at a price specified by such shareholders not greater than $22.25 nor less than $21.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 and in the related Letter of Transmittal (such documents and related materials, the "Tender Offer Documents"), which together as may be amended or supplemented from time to time constitute the tender offer. You may obtain additional copies of the Tender Offer Documents by calling Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at (888) 264-7051 (toll free).

        As a holder of vested stock options, you may wish to exercise any or all of your options that are vested on or before August 29, 2005, and then tender the shares so acquired to the Company pursuant to the terms of the tender offer. You must exercise your vested options no later than Monday, August 29, 2005 at 3:00 p.m. in order to tender the shares subject to such options in the tender offer. In the event that you have options vesting after August 5, 2005 but on or before August 29, 2005, such additional options, once vested, may be exercised not later than August 29, 2005 for purposes of tendering the underlying shares in the tender offer. If you decide to exercise any of your vested shares, you should contact Merrill Lynch at (801) 426-6000.

        You will need to evaluate the Tender Offer Documents included with this letter, which you may obtain additional copies of by calling Georgeson Shareholder Communications Inc. at (888) 264-7051 (toll-free), to determine if participation would be advantageous to you based on your stock option exercise prices, the date of your stock option grants and the years left to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the tender offer.

        The Company will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not greater than $22.25 nor less than $21.00 per share, that it will pay for the shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price that will allow it to purchase 500,000 shares or, if a lesser number of shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All shareholders whose shares are purchased by the Company will receive the purchase price for each share purchased in the tender offer. Nature's Sunshine expressly reserves the right, in its sole discretion, to purchase additional shares, subject to applicable legal requirements.

        We strongly encourage you to discuss the tender offer with your tax advisor or broker. Merrill Lynch is also available to assist in answering any questions you may have. They can be reached at (801) 426-6000.

        The tender offer will expire at Midnight, New York City time, on Thursday, September 1, 2005 (the "Expiration Date") unless extended by the Company. If you do intend to exercise stock options in order to tender shares in the tender offer, you must exercise your options not later than 3:00 p.m., Monday, August 29, 2005, New York City time, in order to obtain shares to tender by Midnight, Thursday, September 1, 2005 (the "Expiration Date"). Please Note: If you exercise such options after Thursday, August 25, 2005, then in order to allow sufficient time for shares to be tendered by the

Expiration Date, you must provide payment to your broker or Merrill Lynch by wire transfer and accept shares by electronic delivery to your broker or Merrill Lynch.

        Upon the terms and subject to the conditions of the tender offer, if more than 500,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase shares on the following basis:

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  first, from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the Expiration Date;

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  second, after the shares from the "odd lot" holders, from all other shareholders who properly tender shares at or below the purchase price selected by us, on a pro rata basis; and

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  third, only if necessary to permit us to purchase 500,000 shares (or such greater number of shares as we may elect to purchase, such additional shares not to exceed 2% of our outstanding shares (approximately 310,615 shares)), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

        The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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Offer to Purchase Common Stock of Nature's Sunshine Products, Inc.